V E R I T E X Acquisition of Liberty Bancshares, Inc. & Follow-On Equity Capital Raise August 2017

2 Safe Harbor Statement ABOUT VERITEX HOLDINGS, INC. Headquartered in Dallas, Texas, Veritex Holdings, Inc. (“VBTX”, “Veritex” or the “Company”) is a bank holding company that conducts banking activities through its wholly-owned subsidiary, Veritex Community Bank, with locations throughout the Dallas metropolitan area. Veritex Community Bank is a Texas state chartered bank regulated by the Texas Department of Banking and the Board of Governors of the Federal Reserve System. For more information, visit www.veritexbank.com. NO OFFER OR SOLICITATION This communication does not constitute an offer to sell, a solicitation of an offer to sell, the solicitation or an offer to buy any securities or a solicitation of any vote or approval. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE OFFERING Veritex has filed a shelf registration statement on Form S-3 (including a prospectus) with the SEC which was declared effective on November 25, 2015. Before you invest in the offering to which this communication relates, you should read the prospectus in that registration statement and the preliminary prospectus supplement related to the offering and the other documents Veritex has filed and will file with the SEC for more complete information about Veritex and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Veritex, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201, Attn: Prospectus Department, by emailing prospectus@stephens.com, by calling (501) 377-2131 or by faxing (501) 377-2404. NON-GAAP FINANCIAL MEASURES Veritex reports its results in accordance with United States generally accepted accounting principles (“GAAP”). However, management believes that certain non-GAAP performance measures used in managing the business may provide meaningful information about underlying trends in its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, Veritex’s reported results prepared in accordance with GAAP. Please see Reconciliation of Non-GAAP Measures at the end of this presentation for a reconciliation to the nearest GAAP financial measure. ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT In connection with the proposed merger of Veritex and Liberty Bancshares, Inc. (“Liberty”), Veritex will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Veritex and Liberty and a prospectus of Veritex, as well as other relevant documents concerning the proposed merger. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S- 4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERITEX, LIBERTY AND THE PROPOSED MERGER. The joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related joint proxy statement/prospectus, when filed, as well as other documents filed with the SEC by Veritex through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by Veritex will also be available free of charge by directing a written request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225 Attn: Investor Relations. Veritex’s telephone number is (972) 349-6200. PARTICIPANTS IN THE TRANSACTION Veritex, Liberty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Veritex and Liberty in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Veritex and its directors and officers may be found in the definitive proxy statement of Veritex relating to its 2017 Annual Meeting of Stockholders filed with the SEC on April 10, 2017. The definitive proxy statement can be obtained free of charge from the sources described above.

3 Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This presentation may contain certain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections about the Company and its subsidiaries. Forward-looking statements include information regarding the Company’s future financial performance, business and growth strategy, projected plans and objectives, and related transactions, integration of the acquired businesses, ability to recognize anticipated operational efficiencies, and other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. Further, certain factors that could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to whether the Company can: successfully implement its growth strategy, including identifying acquisition targets and consummating suitable acquisitions; continue to sustain internal growth rate; provide competitive products and services that appeal to its customers and target market; continue to have access to debt and equity capital markets; and achieve its performance goals. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Special Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Veritex’s Annual Report on Form 10-K filed with the SEC on March 10, 2017 and any updates to those risk factors set forth in Veritex’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Veritex’s underlying assumptions prove to be incorrect, actual results may differ materially from what Veritex anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Veritex does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Veritex cannot assess the impact of each factor on Veritex’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Veritex or persons acting on Veritex’s behalf may issue. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

90 days VBTX Follow-On $50 Million 15% Cash consideration for a portion of the Liberty merger and for general corporate purposes to support our continued growth, including investments in our bank subsidiary and future strategic acquisitions Veritex Holdings, Inc. Issuer 4 Equity Offering Term Sheet Option NASDAQ Symbol Offering Type Base Offering Use of Proceeds Lockup Period(1) Stephens Inc. Sole Bookrunner Piper Jaffray & Co. Co-Manager Common Stock Security (1) The underwriters have expressly, through prior written consent, authorized SunTx Veritex Holdings, L.P. (“SunTx”), including SunTx’s affiliates, to adopt and implement during the Lockup Period a trading plan to sell or dispose of our common stock pursuant to Rule 10b5-1 of the Exchange Act.

5  Headquartered in Dallas, Texas  Established in 2010  21 locations within several of the fastest growing metropolitan markets in the U.S.  Strong core deposit mix and commercial lending focus  Significant organic growth profile complemented by disciplined M&A  Sovereign acquisition closed on August 1, 2017 ̶ Increases deposit market share rank to #16 in D/FW metroplex ̶ Market entry into Fort Worth, Houston and Austin Franchise Footprint Overview Veritex – “Truth in Texas Banking” 6/30/17 Financial Highlights NASDAQ Bank 52.7% VBTX 43.0% S&P 500 14.5% Source: SNL Financial and Company documents; financial data as of 6/30/17. Weighted deposit market share rank based upon SNL Branch Analytics. (1) Pro forma represents Veritex and Sovereign figures as of 6/30/17 as adjusted for purchase accounting. (2) Total loans excludes loans held for sale. 80% 90% 100% 110% 120% 130% 140% 150% 160% Oct-14 Mar-15 Aug-15 Jan-16 Jun-16 Nov-16 VBTX 54.4% NASDAQ Bank 51.7% S&P 500 14.3% (Dollars in Millions) D/FW Metroplex VBTX (12) Sovereign (6) VBTX (12) Sovereign (9) As Reported Pro Forma Total Assets 1,509$ 2,572$ Tota l Loans (2) 1,122 1,890 Tota l Depos its 1,211 2,024 NPAs / Assets 0.13% 0.46% (1)

Experienced Leadership 6 Executive Management C. Malcolm Holland, III Chairman of the Board, Chief Executive Officer  35 years of banking experience in Texas  Former CEO of Texas region for Colonial Bank, which grew from $625 million to $1.6 billion  Former President of First Mercantile Bank William C. Murphy Vice Chairman  45 years of banking experience  Former Chairman or CEO of several Dallas community banks  Has led 25 financial institution transactions Noreen E. Skelly Chief Financial Officer  30 years of banking experience  Former CFO of Highlands Bancshares, Inc.  Former SVP and Retail line of business chief finance officer for Comerica and LaSalle Banks Jeff Kesler Chief Lending Officer  16 years of banking experience  Former president of Dallas and Austin markets for Colonial Bank Clay Riebe Chief Credit Officer  30 years of banking experience  Former Chief Lending Officer of American Momentum Bank  Former market president of Citibank’s Bryan/College Station markets LaVonda Renfro Chief Retail Officer  32 years of banking experience  Former Retail Executive of Colonial Bank/BB&T  Former Senior Vice President, District Manager for Bank of America’s Austin and San Antonio markets Angela Harper Chief Risk Officer  25 years of banking experience  Former Senior Vice President, Credit Administration Officer and Risk Management Officer for the Texas Region of Colonial Bank

Commitment to Delivering Shareholder Value Sources: SNL Financial, company documents as filed for the period ending 6/30/17 and Factset as of 7/28/17. Figures represent Veritex standalone for the periods noted. (1) Excludes loans held for sale. (2) Efficiency ratio calculated as net interest income excluding provision for loan loss plus noninterest income divided by total noninterest expense. Total Deposits 7 Efficiency Ratio (2) (Dollars in Millions) 92.2% 78.0% 69.8% 66.5% 60.8% 55.6% 55.0% 2011 2012 2013 2014 2015 2016 2Q17 Performance Since IPO (Dollars in Millions) Total Loans (1) $298 $398 $495 $603 $821 $992 $1,122 2011 2012 2013 2014 2015 2016 2Q17 $365 $448 $574 $639 $868 $1,120 $1,211 2011 2012 2013 2014 2015 2016 2Q17 Veritex 104.1% NASDAQ Bank 52.6% S&P 500 28.4%

 ~40% annualized loan growth for the quarter  Record loan production exceeding $100 million  Pipelines are building with the addition of experienced lending executives to our already strong team Loan Growth 8 Recently Announced Q2 Highlights  0.13% NPAs to Total Assets  No material net charge offs in the quarter  Continued strong credit trends Pristine Credit  3.53% NIM representing a 32bps increase from Q1  55.0% efficiency ratio  Diluted EPS of $0.23 vs. $0.20 in Q1 Earnings Trends  Closed Sovereign transaction on August 1  Poised for a seamless transition and integration M&A Update Source: VBTX earnings release. Figures represent Veritex standalone for the periods noted.

9 Sovereign Integration Update Source: Company documents as of 6/30/17. (1) Defined as energy loans net of credit mark on energy loans divided by total combined Veritex and Sovereign loans net of total credit mark. December 14, 2016 Announced signing of definitive agreement for Sovereign transaction Significant effort and preparation by our transition teams at both Veritex and Sovereign, as well as a third party consultant December 2016 – August 2017 September 2017 Integration and conversion (scheduled for September): expect full realization of cost savings achievable by the second half of 2018 Ongoing transition & execution No significant change to anticipated loan fair value mark, with energy loan reduction moving more quickly than expected  Energy Loans of $63.8 million (before credit mark) as of 6/30/17, down $16.9 million since announcement  Pro Forma Energy Loans / Total Loans of 3.0%(1)  Energy Loan Mark / Total Energy Loans of 11.0%  Gross Loan Mark / Total Sovereign Loans of 2.8% August 1 (closed transaction)

Announced Acquisition of Liberty Bancshares

Company Overview

- Fort Worth-based bank founded in 1985 with 5 branches in Tarrant County
- Largest remaining independent bank with significant assets in Fort Worth and Tarrant County
- Experienced lending team with intimate knowledge of Tarrant County market
- Strong asset quality

Financial Summary(1)

Consolidated Balance Sheet Data ($ in 000s)		
Total Assets	$	459,287
Total Loans		330,206
Total Deposits		389,440
Loans / Deposits		84.8%
Tangible Common Equity	$	35,207
TCE / TA		7.9%
Bank Level Profitability Data (MRQ 6/30/17)		
ROAA		0.91%
Net Interest Margin		3.94%
Efficiency Ratio		62.2%
Asset Quality		
NPAs / Assets		0.36%

Pro Forma Metroplex Footprint



Justin
Lantana
Double Oak
The Colony
Allen
Plano
Trophy Club
Haslet
Coppell
Carrollton
Richardson
Keller
Farmers Branch
Colleyville
Watauga
Saginaw
North Richland Hills
Euless
Irving
Haltom City
University Park
Highland Park
Dallas
Arlington
Tom Landry Hwy
Cockrell Hill
Dalworthington Gardens
VBTX (12)
Sovereign (6)
Liberty (5)

- Strong pro forma(2) Tarrant County deposit franchise:
  - Ranked 11th in deposits in Tarrant County
  - Ranked 4th among Texas-based banks

Source: SNL Financial and company documents. Weighted deposit market share rank based upon SNL Branch Analytics.
(1) Data as of and for the second quarter ended 6/30/17.
(2) Pro forma represents combined Veritex, Sovereign and Liberty figures as of 6/30/17, excluding purchase accounting adjustments.

10

Significant Expansion in Attractive Fort Worth Market

Market Highlights

- Tarrant County is the 5th fastest growing county in the U.S.
- Fort Worth is the 16th largest city in the U.S. ranked by population
- Headquarters for several major U.S. corporations plus significant ongoing corporate relocations and expansions
- Veritex's pro forma(1) Tarrant County franchise will include:
  - 8 branch offices
  - $501 million in loans
  - $515 million in deposits

Projected 5-Year Population Growth



8.5%
8.1%
7.5%
3.8%
Fort Worth
DFW
Texas
National

Pro Forma Deposit Market Share

(Dollars in Thousands)

Tarrant County

Overall Rank	TX HQ Rank	Bank	City	State	Weighted Deposits(2)
1		JPMorgan Chase & Co.	New York	NY	$ 7,280,813
2		Wells Fargo & Co.	San Francisco	CA	6,075,447
3		Bank of America Corp.	Charlotte	NC	4,874,500
4	1	Cullen/Frost Bankers Inc.	San Antonio	TX	4,353,891
5		Banco Bilbao Vizcaya Argentaria SA	Bilbao	-	2,752,698
6		Simmons First National Corp.	Pine Bluff	AR	1,258,807
7		BOK Financial Corp.	Tulsa	OK	813,080
8		Pinnacle Bancorp Inc.	Omaha	NE	720,439
9	2	Southside Bancshares Inc.	Tyler	TX	701,935
10	3	Hilltop Holdings Inc.	Dallas	TX	521,462
11	4	Veritex Holdings Inc.	Dallas	TX	507,843
12	5	Comerica Inc.	Dallas	TX	409,537
13		Capital One Financial Corp.	McLean	VA	404,159
14	6	Colonial Holding Co.	Fort Worth	TX	361,919
15	7	First Command Financial Services Inc.	Fort Worth	TX	328,602

Source: SNL Financial & United States Census Bureau Estimates.

(1) Pro forma represents combined Veritex, Sovereign and Liberty figures as of 6/30/17, excluding purchase accounting adjustments.

(2) Weighted deposit market share rank based upon SNL Branch Analytics.

11

$32.75 million required at close 9.2% $25 million in cash and 1,450,000 shares 1.80x 17.4x Customary regulatory and shareholder approvals Late Q4 2017 or early Q1 2018 Shares and cash fixed between closing date 20-Day VWAP of $24.83 and $30.35 $63.5 million based on a VBTX closing price of $26.53 as of 7/28/17 Transaction Value 12 Summary Transaction Terms Price / TBV Consideration Mix Price / 2017 Net Income Required Approvals Expected Closing Collars(2) Core Deposit Premium(1) Minimum Tangible Common Equity Source: SNL Financial and Company documents. (1) Core deposits defined as total deposits less brokered CDs and CDs > $250,000. (2) Deal value fixed at $61 million at a closing date 20-day VWAP of $22.07 to $24.83 and $69 million at $30.35 to $33.11. VBTX shares fixed at 1.329 million above $33.11.

13 Liberty Bancshares Transaction Impact Strategic Rationale Attractive Financial Returns(1) Capital Impact(1) (before equity raise)  Strengthens franchise throughout the D/FW metroplex  Accretive deployment of capital raised in December 2016  Enhances presence in the Fort Worth market, complementing locations from the Sovereign acquisition  Low risk integration due to same core processing platform and in-market transaction  First twelve months EPS accretion of 9.6%  Second twelve months EPS accretion of 12.6%  Tangible book value dilution of 4.0%  Assumes impact of merger and capital raises Note: Reconciliation of the non-GAAP financial measure tangible common equity to tangible assets (TCE / TA) can be found at the end of the presentation. (1) Estimated pro forma for completion of the Sovereign transaction (including purchase accounting adjustments) and assumes Liberty transaction closes on 12/31/17.  EPS accretion in 2018 of ~8% (before equity raise) with partial realization of anticipated expense savings  EPS accretion in 2019 of ~9% (before equity raise) with full realization of expense savings  TBVPS dilution of ~4% and less than 3 year earnback (crossover method), inclusive of all estimated one-time transaction expenses  TCE / TA: 8.8%  Total RBC: 11.2%  100% CL&D Guideline: ~125%  300% CRE Guideline: ~360%

14 Accretive Transaction Combined with Growth Capital  First twelve months EPS accretion of 9.6%  Second twelve months EPS accretion of 12.6%  Tangible book value dilution of 4.0%  Assumes impact of merger and capital raises Note: Estimated pro forma for completion of the Sovereign transaction (including purchase accounting adjustments) and assumes Liberty transaction closes on 12/31/17. Assumes ~$50 million equity raise plus 15% option based on an offering price per share of $26.53, the closing price as of 7/28/17. EPS accretion estimates represent figures before any deployment of growth capital. Transaction Impact Growth Capital  TCE / TA 8.8% 10.5%  Total RBC 11.2% 13.2%  100% CL&D Guideline ~125% ~100%  300% CRE Guideline ~360% ~300%  2018 EPS Accretion ~8% ~0.5%  2019 EPS Accretion ~9% ~1%  TBVPS Accretion / (Dilution) ~(4%) ~5% Pro Forma Liberty Pro Forma Equity Raise  Expect net undeployed proceeds of ~$45 million after payment of cash consideration in Sovereign and Liberty transactions  Represents unique opportunity to provide growth capital and meaningful TBVPS accretion without EPS dilution ̶ The merger and offering combined is slightly accretive to 2018 EPS before assuming any deployment or leveraging of growth capital  Positions Veritex to take full advantage of significant growth opportunities ̶ Robust loan and M&A pipelines are expected to continue ̶ Emphasis on maintaining credit quality and M&A disciplines ̶ Proven history and relentless focus on stewardship of capital

 Expect annual pre-tax expense savings of approximately $3.5 million, or ~30%  Partially achieved in year 1 and fully achieved in year 2 Cost Savings 15 Key Transaction Assumptions  Gross pre-tax credit mark of approximately $5.7 million, or ~1.7% of total loans  Core deposit intangible of approximately $5 million Purchase Accounting Adjustments  Assumes ~$12 million in existing cash used in transaction  Assumes a $50 million base equity offering plus 15% option to provide remaining $13 million in cash consideration and growth capital Financing  Combined pre-tax transaction expenses of approximately $3 million  Includes estimates for retention agreements, as well as other one-time merger costs  Liberty merger related costs considered in minimum tangible common equity requirement Merger Related Costs

$1,408,507 $181,800 $220,100 $121,417 $197,949 $437,820 $524,127 $664,971 $802,286 $1,039,551 $1,508,589 $2,572,394 $3,031,681 2010 2011 2012 2013 2014 2015 2016 6/30/17 Pro Forma 6/30/17 Pro Forma 6/30/17 Total Assets at Year End Assets Acquired During the Year Successful Organic Growth and M&A Strategy Source: SNL Financial and Company documents. (1) Pro forma represents combined assets for Veritex and Sovereign as of 6/30/17, including purchase accounting adjustments. (2) Pro forma represents combined assets for Veritex, Sovereign and Liberty as of 6/30/17, including purchase accounting adjustments for Sovereign, but not Liberty. 16 Founded Veritex Holdings & acquired $182 million asset Professional Bank Acquired $166 million asset Fidelity Bank and $54 million asset Bank of Las Colinas Grew $86 million organically and hit $500 million in total assets Grew $141 million organically Completed $40 million Initial Public Offering and grew $137 million organically Acquired $121 million asset IBT Bancorp, Inc. Grew $369 million or 35.5% organically in 2016 (Dollars in Thousands) Record Q2 loan growth of $100 million (1) (2)

Pro Forma Loan Composition

(Dollars in Thousands)

Veritex



1.1%
12.1%
14.0%
0.4%
11.9%
26.3%
3.4%
30.8%
Construction & Land
Home Equity
Nonowner-Occupied CRE
C & I
Residential Mortgage
Owner-Occupied CRE
Multifamily
Consumer, Farm & Other

Loans ($000)			
Construction & Land	$	136,332	12.1%
Residential Mortgage		157,249	14.0%
Home Equity		4,692	0.4%
Owner-Occupied CRE		134,572	11.9%
Nonowner-Occupied CRE		296,323	26.3%
Multifamily		38,265	3.4%
C & I		347,017	30.8%
Consumer, Farm & Other		12,136	1.1%
Total	$	1,126,586	100.0%

Yield	4.87%

Sovereign



0.8%
17.4%
1.7%
0.5%
15.6%
31.6%
3.5%
28.9%
Construction & Land
Home Equity
Nonowner-Occupied CRE
C & I
Residential Mortgage
Owner-Occupied CRE
Multifamily
Consumer, Farm & Other

Loans ($000)			
Construction & Land	$	137,845	17.4%
Residential Mortgage		13,491	1.7%
Home Equity		3,826	0.5%
Owner-Occupied CRE		123,982	15.6%
Nonowner-Occupied CRE		250,843	31.6%
Multifamily		27,505	3.5%
C & I		229,540	28.9%
Consumer, Farm & Other		5,980	0.8%
Total	$	793,012	100.0%

Yield	4.70%

Liberty



2.1%
21.7%
18.6%
3.9%
20.4%
12.1%
3.1%
18.2%
Construction & Land
Home Equity
Nonowner-Occupied CRE
C & I
Residential Mortgage
Owner-Occupied CRE
Multifamily
Consumer, Farm & Other

Loans ($000)			
Construction & Land	$	71,614	21.7%
Residential Mortgage		61,336	18.6%
Home Equity		12,923	3.9%
Owner-Occupied CRE		67,368	20.4%
Nonowner-Occupied CRE		39,842	12.1%
Multifamily		10,099	3.1%
C & I		60,188	18.2%
Consumer, Farm & Other		6,836	2.1%
Total	$	330,206	100.0%

MRQ Yield	4.98%

Pro Forma(1)



1.1%
15.4%
10.3%
1.0%
14.5%
26.1%
3.4%
28.3%
Construction & Land
Home Equity
Nonowner-Occupied CRE
C & I
Residential Mortgage
Owner-Occupied CRE
Multifamily
Consumer, Farm & Other

Loans ($000)			
Construction & Land	$	345,791	15.4%
Residential Mortgage		232,076	10.3%
Home Equity		21,441	1.0%
Owner-Occupied CRE		325,922	14.5%
Nonowner-Occupied CRE		587,008	26.1%
Multifamily		75,869	3.4%
C & I		636,745	28.3%
Consumer, Farm & Other		24,952	1.1%
Total	$	2,249,804	100.0%

MRQ Yield	4.83%

Source: 6/30/17 call report data from SNL.

(1) Pro forma represents combined Veritex, Sovereign and Liberty figures as of 6/30/17, excluding purchase accounting adjustments.

17

Pro Forma Deposit Composition Source: 6/30/17 call report data from SNL. (1) Pro forma represents combined Veritex, Sovereign and Liberty figures as of 6/30/17, excluding purchase accounting adjustments. (2) Excludes holding company cash deposited at the bank. 18 27.8% 62.7% 1.3% 8.2% Noninterest-bearing Deposits IB Demand, Savings & MMDA Retail Time Deposits Jumbo Time Deposits 20.6% 30.1% 5.2% 44.1% Noninterest-bearing Deposits IB Demand, Savings & MMDA Retail Time Deposits Jumbo Time Deposits 33.6% 30.3%4.4% 31.7% Noninterest-bearing Deposits IB Demand, Savings & MMDA Retail Time Deposits Jumbo Time Deposits 26.3% 46.5% 3.1% 24.1% Noninterest-bearing Deposits IB Demand, Savings & MMDA Retail Time Deposits Jumbo Time Deposits (Dollars in Thousands) Deposit ($000) Deposits ($000) Deposits ($000) Deposits ($000) Noninterest-bearing Deposits (2) 337,057$ 27.8% Noninterest-bearing Deposits 167,843$ 20.6% Noninterest-bearing Deposits 130,988$ 33.6% Noninterest-bearing Deposits 635,888$ 26.3% IB De and, Savings & MMDA 758,9 1 62.7 IB Demand, Savings & MMDA 244, 1 3 .1 IB Demand, Savings & MMDA 18,224 0.3 IB Demand, Savings & MMDA 1,122,016 4 .5 Retail Ti e Deposits 15,858 1.3% Retail Time Deposits 2,668 5.2% Retail Time Deposits 7,075 4.4% Retail Time Deposits 75,601 3.1% Jumbo Time Deposits 99,241 8.2 Jumbo Ti e Deposits 358,555 44.1 Jumbo Ti e Deposits 123,489 31.7 Jumbo Ti e Deposits 581,285 24. Total 1,211,107$ 100.0% Total 813,907$ 100.0% Total 389,776$ 100.0% Total 2,414,790$ 100.0% MRQ Cost(2) 0.58% MRQ Cost 0.68% MRQ Cost 0.44% MRQ Cost 0.59% Pro Forma(1)Veritex Sovereign Liberty

Reconciliation of Non-GAAP Measures

(Dollars in Thousands, Except Per Share)

The Company's management uses certain non-GAAP financial measures to evaluate its performance including tangible book value per common share and tangible common equity to tangible assets. The Company has included in this presentation information related to these non-GAAP financial measures for the applicable periods presented. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are presented in the table below.

	As of December 31,						As of
	2011	2012	2013	2014	2015	2016	6/30/17
Total Stockholders' Equity	$ 58,676	$ 61,860	$ 66,239	$ 113,312	$ 132,046	$ 239,088	$ 247,602
Preferred Stock	(8,000)	(8,000)	(8,000)	(8,000)	-	-	-
Common Equity	50,676	53,860	58,239	105,312	132,046	239,088	247,602
Goodwill	(19,148)	(19,148)	(19,148)	(19,148)	(26,865)	(26,865)	(26,865)
Intangible Assets	(2,183)	(1,875)	(1,567)	(1,261)	(2,410)	(2,181)	(2,171)
Tangible Common Equity	29,345	32,837	37,524	84,903	102,771	210,042	218,566
Common Shares Outstanding	5,554	5,694	5,805	9,471	10,712	15,195	15,233
Tangible Book Value per Share	$ 5.28	$ 5.77	$ 6.46	$ 8.96	$ 9.59	$ 13.82	$ 14.35
Total Assets	$ 437,820	$ 524,127	$ 664,946	$ 802,231	$ 1,039,551	$ 1,408,507	$ 1,508,589
Goodwill	(19,148)	(19,148)	(19,148)	(19,148)	(26,865)	(26,865)	(26,865)
Intangible Assets	(2,183)	(1,875)	(1,567)	(1,261)	(2,410)	(2,181)	(2,171)
Tangible Assets	416,489	503,104	644,231	781,822	1,010,276	1,379,461	1,479,553
Tangible Common Equity	29,345	32,837	37,524	84,903	102,771	210,042	218,566
TCE / TA	7.0%	6.5%	5.8%	10.9%	10.2%	15.2%	14.8%

Source: Company documents.

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